NORILSK NICKEL
MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

82-04270

22, Voznesensky Per., Moscow 125993. Phone: (495) 787 76 67. Fax: (495) 785 58 08. E-mail: gmk@nornik.ru

26.12.2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549-0302

Re: **OJSC ~~Mining and Metallurgical Company~~ Norilsk Nickel (SEC File No. 82-5167)**
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of OJSC Mining and Metallurgical Company Norilsk Nickel (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the documents listed below, which constitutes information that the Company has recently made public pursuant to the laws of the Russian Federation:

1. Press release dated December 20, 2006: Director of the Polar branch of MMC Norilsk Nickel appointed member of the Management board
2. Press release dated December 19, 2006: Norilsk Nickel Board Member Mr. Guy de Selliers named laureate of Director of the Year 2006 Award
3. Press release dated December 19, 2006: FFMS consolidated issues of MMC Norilsk Nickel's shares
4. Information on the events that may significantly affect the price of the Company's securities dated December 18, 2006

The above-listed documents are available on the Company's website (www.nornik.ru) in both Russian and English.

If you should have any questions or comments, please call the undersigned at +7 495 755 67 33 or +7 495 786 83 20.

Very truly yours,

Dmitry Usanov
Head of Investor Relations
MMC Norilsk Nickel

1/5

NORILSK NICKEL

RECEIVED

2007 JAN -3 P 12:55

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

20.12.2006

Director of the Polar branch of MMC Norilsk Nickel appointed member of the Management board

The Board of Directors of MMC Norilsk Nickel resolved to appoint Viktor Tomenko, Director of the Polar Branch of MMC Norilsk Nickel, member of the Company's Management Board.

Viktor Tomenko was born on May 12, 1971. He graduated with honors from Norilsk Industrial Institute as a specialist in economics and management in non-ferrous industry.

V. Tomenko has been working at the Polar Branch of MMC Norilsk Nickel since 1993. He started his career as an economist of the Bureau for accounting of materials and fixed assets in the Accounting Department of Nadezhda Metallurgical Plant (Norilsk A.P. Zavenyagin Mining and Metallurgical Combine) and reached the position of Director of the Polar Branch.

19.12.2006

Norilsk Nickel board member Guy de Selliers named laureate of Director of the year 2006 award

Member of the Board of Directors of MMC Norilsk Nickel Mr. Guy de Selliers was named Independent Director 2006 within the National Award Director of the Year 2006.

The Independent Directors Association and international audit consultancy PricewaterhouseCoopers initiated and organized the National Award.

Pre-nomination research analyzed information about 166 independent directors representing 90 companies. Public and private companies representing nearly every industrial sector and financial sector were in the focus of this research.

Mr. Guy de Selliers has been working as a member of MMC Norilsk Nickel's Board of Directors since 2002. Since 2004 he took charge of the Board's Audit Committee responsible for revising all material issues related to financial reporting including IFRS-based reporting. The Management Board and the Board of Directors of the Company consider the contribution of the Committee and personally Mr. Guy de Selliers as helpful and efficient which is reflected in the growing market capitalization of MMC Norilsk Nickel.

Guy de Selliers was born on June 14, 1952. He holds a degree in technical sciences and in economics. His previous occupations include positions with the World Bank, the European Bank for Reconstruction and Development, the positions of Advisor to the European Commission, Head of private group of consultants for development of strategies to implement EU support programs in CIS countries. Since 2002 Mr. Guy de Selliers is Co-Chairman of the Expert Group providing advice to the European Commission and the Government of Russian Federation in mutually beneficial energy projects.

In addition, as a result of the survey among experts and broader readership, administered by Komsomolskaya Pravda newspaper, Norilsk Nickel took the title of Impeccable Reputation 2006 within the National Award of the same name, leaving behind peer metallurgy market players.

The Annual National Award Impeccable Reputation was founded in October 2002 as a hit parade for companies that managed to earn their excellent reputations through outstanding business performance and through ongoing commitment to addressing public concerns.

19.12.2006

FFMS consolidated issues of MMC Norilsk Nickel's shares

The Federal Financial Markets Service (FFMS) has informed MMC Norilsk Nickel that it resolved on December 12, 2006 to consolidate issues No.1-04-40155-F and No. 1-05-40155-F of ordinary registered non-documentary shares of MMC Norilsk Nickel.

The Company requested that FFMS approve the consolidation of these issues of shares based on the Resolution by Federal Commission for Markets Service dated April 1, 2003 No. 03-18/пс On the Procedure of Consolidation of Additional Issues of Securities.

Shares of these two issues had identical par values and guaranteed their owners identical sets of rights. It means that the outstanding stock of the Company remains the same at 190,627,747 shares with par value of 1 ruble per share. The state registration number for the consolidated issue is 1-01-40155-F.

"We initiated the consolidation because the circulation of two share issues had caused difficulties for market players. We are happy that jointly with the Federal Financial Markets Service we have managed to resolve this technical issue", says Dmitry Usanov, Head of Investor Relations at the Company.

The new state registration number will be automatically assigned to the shares of the two outstanding issues and shareholders of the Company will not have to make any relevant efforts.

INFORMATION ON THE EVENTS THAT MAY SIGNIFICANTLY AFFECT THE PRICE OF THE COMPANY'S SECURITIES

1. General information	
1.1. Full name of the Issuer	*Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel*
1.2. Abbreviated name of the Issuer	*OJSC MMC Norilsk Nickel*
1.3. The Issuer's location	*Dudinka, Taimyr (Dolgan-Nenets) Autonomous District, Russian Federation*
1.4. Primary State Registration Number of the Issuer	*1028400000298*
1.5. The Issuer's Taxpayer Identification Number:	*8401005730*
1.6. The Issuer's Unique Code given by the registering body:	*40155-F*
1.7. Internet website used by the Issuer to disclose information:	http://www.nornik.ru/en/investor/information_disclosure/
1.8. Name of the periodical(s) used by the Issuer to publish information	***While the statements of material facts are published in "Zapolyarny vestnik"/"Vecherny Murmansk" newspapers and in the "Appendix to Federal Financial Markets Service Newsletter", the information hereunder is released not through the printed media but by news agencies. It is also available at the Issuer's Web site (see above).***

2. Subject matter of the information

Date of the Board of Directors' meeting: ***December 15, 2006;***
Date and No. of the Protocol of the Board of Directors' meeting when a relevant resolution was adopted: ***December 18, 2006; No. ГМК//33-пр-сд;***

Re.: Management Board of MMC Norilsk Nickel.

Resolved:

To elect Tomenko Viktor Petrovich, Director of the Polar Branch of MMC Norilsk Nickel, to the Management Board of MMC Norilsk Nickel, formed August 11, 2005

Additional information:

Name: ***Tomenko Viktor Petrovich***

Share in the authorized capital of MMC Norilsk Nickel: ***0.00014%;***

Block of ordinary shares of MMC Norilsk Nickel: ***0.00014%;***

Share in the authorized capital of OJSC Yenisey River Shipping Company (subsidiary of MMC Norilsk Nickel): ***0.00024%;***

Block of ordinary shares of OJSC Yenisey River Shipping Company (subsidiary of MMC Norilsk Nickel): ***0.00031%;***

Block of ordinary shares of the Company and/or its subsidiaries and associated companies which can be acquired through issuer's and/or its subsidiaries' option: ***none***

Membership of deceased Cheskis D.S. was terminated.

Representative of MMC Norilsk Nickel *Morozov D.S.*
(Power of Attorney № ГМК-115/26-нт of 22.12.2005)

December 18, 2006